Goodwin Procter llp 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000
January 8, 2021
VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Jan Woo
Stephen Krikorian
Edwin Kim
Amanda Kim

Re:	SEMrush Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted November 23, 2020
CIK No. 0001831840
File No. 377-03816
Dear Ladies and Gentlemen:
This letter is confidentially submitted on behalf of SEMrush Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on November 23, 2020 (the “Draft Registration Statement”), as set forth in your letter dated December 18, 2020 addressed to Oleg Shchegolev, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes to reflect certain responses to the Staff’s comments and other updates. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Draft Registration Statement.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. The numbering of the paragraphs below correspond to the numbering of the comments in the Staff’s comment letter. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments reproduced herein refer to the Draft Registration Statement, and page references in the Company’s below responses refer to Amendment No. 1.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal

Express two (2) courtesy copies of each of this letter and Amendment No. 1 (clean and marked to show changes from the Draft Registration Statement).
Draft Registration on Form S-1
Prospectus Summary, page 1
1.You state that G2.com refers to your platform as a leader in 14 different categories. Please disclose the basis for this statement and how your leadership was determined, such as market share information or other criteria within those 14 categories.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 85 of Amendment No. 1.
2.Please disclose the source of the graphical information on page 3 regarding your holistic online strategy. Also, disclose the time period covered by the chart and quantify the amount of traffic for each strategy presented. Clarify whether the chart is based on estimates, projections or historical data.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 86 of Amendment No. 1.
3.You calculated the market opportunity in part based on the size of companies and your average revenue per customer in each segment. To provide context, please disclose the number of your customers that represent small, medium, and large sized companies and the average revenue per customer in each segment.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 6 and 88 of Amendment No. 1, indicating that we will disclose the number of our customers that represent small, medium, and large sized companies and the average revenue per customer in each segment, which we will disclose in a subsequent amendment.

4.You state that you had 389,000 active free customers and over 63,000 paying customers as of September 30, 2020. Please disclose the number of active free customers and paying customers for all periods presented in the prospectus.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 84 of Amendment No. 1.
Corporate Information, page 8
5.Please include an organizational chart and clarify the operations that are performed by each material subsidiary.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 99 of Amendment No. 1.
Risk Factors
We derive, and expect to continue to derive, substantially all of our revenue..., page 15
6.You state that your paying customers predominantly choose monthly subscription terms. Please disclose the percentage of your paying customers who choose monthly subscription terms rather than annual subscriptions. Tell us whether annual recurring revenue (ARR) includes monthly subscription arrangements and, if so, explain your basis for annualizing revenue derived from monthly customers.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70 of Amendment No. 1 to disclose the percentage of paying customers who choose monthly subscription terms rather than annual subscriptions. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 2, 68, 69 and 85 of the Amendment No. 1 to explain that ARR includes recurring, monthly subscriptions so long as the Company does not have any indication that the customer has cancelled or intends to cancel its subscription and the Company continues to generate revenue from such customer. The revised disclosure indicates that monthly subscriptions are subject to auto-renewal unless the customer affirmatively cancels the subscription. As such, the Company believes that including recurring, monthly subscriptions in the calculation of ARR provides a reasonable indication of the revenue expected to be generated from such customers on an annualized basis.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 67 and 68
7.You disclose that your growth strategy focuses on the conversion of free customers to paying customers. Additionally, your risk factor states that your business and operating results will be harmed if your paying customers do not upgrade their premium subscriptions or if they fail to purchase additional products. Please tell us what consideration was given in disclosing the number of paying customers by your tiered subscription offerings for each reporting period. In addition, disclose the amount or percentage of each tier in terms of your revenue. We refer you to Section III.B of SEC Release No. 33-8350.
RESPONSE: The Company respectfully acknowledges the Staff’s reference to Section III.B of SEC Release No. 33-8350 and advises the Staff that management does not consider the number of paying customers by tiered subscription offerings to be a key indicator of the Company’s performance and does not, and does not plan to, use that metric in managing the Company’s business. Instead, management uses other metrics, in particular focusing on the dollar-based net revenue retention rate (“DNRR”), which reflects any upgrades, upsells, downsells, and non-renewals across all customers and product offerings, and excludes revenue from new customers and any non-recurring revenue, irrespective of subscription tier, in the course of its decision-making and analysis of the health of the Company’s business.
The Company has revised the disclosures on pages 2, 16, 68, 85, and 94 of the Registration Statement to deemphasize the subscription tiers and tier-based pricing.
8.Please disclose the number of customers that did not renew their subscription. Indicate whether a paying customer could become a free customer. Consider disclosing new customers added in each reporting period.
RESPONSE: The Company respectfully advises the Staff that management does not believe that the number of customer non-renewals provides meaningful decision-making insight for internal or external stakeholders. The Company further believes that the number of new paying customers and the number of existing customers who do not renew their subscriptions may be misleading as to the state of the Company’s business given that neither metric is dollar-weighted.
In response to the Staff’s comment, the Company has revised the disclosure on page 94 of Amendment No. 1 to indicate that paying customers who discontinue their subscriptions have the option to return as paying customers at a future time, continue to use the products and tools that are available to free customers, or discontinue using the Company’s products and tools entirely. Tracking each customer's purchasing behavior is costly and would provide for less meaningful information than DNRR.
The Company believes that disclosure of DNRR is the most meaningful measure of retention for investors because it reflects both renewals and upsells from prior periods as well as downgrades and cancellations, and best helps management understand the extent to which existing customers drive increased revenue between comparable periods. In management’s view, customer retention count and the number of new paying customers does not provide the level of depth of information necessary for an investor to truly understand the Company's business as a whole because unlike DNRR, which has a more direct impact on revenue, there is greater variance in revenue generated on a per customer basis. The loss of one customer does not necessarily have the same impact as the loss of another customer. As a result, the Company believes that presenting customer retention count as a predictor of revenue could be misleading. The number of new paying customers added during a period and the number of existing customers that renewed subscriptions is not necessarily indicative of the change in DNRR over such period. Changes in DNRR period over period are dependent on various factors, including whether paying customers upgrade, maintain, downgrade, or do not renew their subscriptions, and other related purchasing decisions.
Results of Operations, page 72
9.You state that subscription revenues increased “as a result of increases in the number of paying customers, as well as increases of our sales to existing customers”. Please qualify the impact of each of these factors. Clarify and quantify the increase in sales to existing customers that is attributable to a full year of sales in the current year or whether it is a result of existing customers increasing the subscription tier or adding new products.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 74 of Amendment No. 1
Business
Our Platform, page 89
10.On page 21, you reference that your website traffic may be reduced if search engines such as Google and Bing alters its search algorithms. Please provide a more detailed description as to how these changes in algorithms may impact your platform and the services that you provide your customers. Further, please address how anti-spam policies at Google or Facebook may impact your platform and the services that you offer.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of Amendment No. 1.
Sales and Marketing, page 94
11.Please clarify whether you generate a material amount of revenue through your affiliate and agency partnerships. If so, please provide a more detailed description of these arrangements and how they operate.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of Amendment No. 1.
Executive Compensation, page 107
12.Please provide executive compensation disclosure for the year ended December 31, 2019 which is the company's last completed fiscal year. See Item 402 of Regulation S-K.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has provided executive compensation disclosure for the year ended December 31, 2020 (the Company’s last completed fiscal year as of the date of this letter and submission of Amendment No. 1) commencing on page 107 of Amendment No. 1.
Certain Relationships and Related Party Transactions, page 117
13.Please describe any material terms of the Reorganization Transaction, including any ancillary agreements. Further, please clarify whether any of the preferred stock shareholders received any board appointment or nomination rights. We note that one of your directors, Dylan Pearce, is affiliated with Greycroft Growth II, LP, a preferred stockholder.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119 of Amendment No. 1.
14.You reference the waiver of transfer restrictions for estate planning purposes to entities affiliated with Messrs. Shchegolev and Melnikov. Please provide a description of these arrangements and the entities involved.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 119 and 123 of Amendment No. 1.
15.Please revise your beneficial ownership table to include the natural persons that hold voting and/or investment power of the shares held by SEMR Holdings Limited and Greycroft Growth II, LP.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 124.
Description of Capital Stock, page 125
16.Please provide a more detailed description of the exceptions to the automatic conversion provision of the Class B common stock upon sale or transfer, including the estate planning exceptions.
RESPONSE: The Company respectfully advises the Staff that it will provide a more detailed description of the exceptions to the automatic conversion provision of the Class B common stock upon sale or transfer, including the estate planning exceptions, once the Company has determined the terms of such exceptions and the Company’s board of directors has approved its amended and restated charter memorializing such exceptions.
Underwriting, page 139
17.Please describe the exceptions to the transfer restrictions to the lock-up agreement.
RESPONSE: The Company respectfully advises the Staff that the terms of the lock-up agreements are still under negotiation with the underwriters, including the exceptions to the transfer restrictions contained therein. The Company will disclose the exceptions to the transfer restrictions to the lock-up agreements in a subsequent amendment.
Notes to Consolidated Financial Statements
Revenue Recognition, page F-8
18.You disclose that you offer your solutions on a tiered recurring subscription basis. Please tell us what consideration was given to disaggregating revenue by your tiered subscription pricing. We refer you to ASC 606-10-55-90 and 55-91.
RESPONSE: The Company respectfully acknowledges the Staff’s reference to ASC 606-10-55-90 and 55-91 and advises the Staff that in determining the categories for revenue disaggregation, pursuant to ASC 606-10-50-5, the Company considered the appropriate level of disaggregation that describes how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Following the implementation guidance in ASC 606-10-55-90, the Company considered (a) disclosures presented outside of the financial statements, (b) information regularly reviewed by the Company’s chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer, and (c) any other information that is used by the Company or users of the financial statements to evaluate the Company’s financial performance or make resource allocation decisions.
The Company respectfully advises the Staff that the Company’s management, including the CODM, reviews revenue on a consolidated basis, and has not historically reviewed revenue on the basis of subscription tiers. Additionally, the Company has not, and does not plan to, present revenue disaggregated by subscription tiers in future earnings releases, annual and periodic reports, and/or investor presentations, as management does not consider the number of paying customers by tiered subscription offerings to be a key indicator of the Company’s performance and does not, and does not plan to, use that metric in managing the Company’s business. The CODM primarily reviews the Company’s DNRR to determine the effectiveness of its market strategy instead of revenue disaggregated by subscription pricing tier because DNRR allows the CODM to recalibrate the Company’s market strategy to evolving sales trends. Additionally, the Company's management does not leverage revenue disaggregated by subscription pricing tier for the purpose of making operational decisions.
In determining the categories to include for revenue disaggregation, the Company considered the examples found in ASC 606-10-55-91, namely: (a) the type of good or service (e.g., major product lines), (b) geographical region (e.g., country or region), (c) market or type of customer (e.g., government or non-government customers), (d) type of contract (e.g., fixed-price or time-and-materials), (e) contract duration (e.g., short- or long-term), (f) timing of transfer of goods or services (e.g., point-in-time or over time), and (g) sales channels (e.g., direct to customers or through intermediaries), noting that the Company’s subscription revenue does not differ based on its tiered subscription pricing. The Company’s subscription tiers offer the same core SaaS product, with higher price point tiers offering incremental features that do not constitute separate performance obligations. Additionally, the nature, timing and amount of revenue is not impacted by the tiered pricing structure offered to customers.
In light of the foregoing, the Company believes that its current disclosures are sufficient to illustrate how the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers are affected by economic factors and management believes that disclosing disaggregated revenue by tiered subscription pricing would not add meaningful disclosure or be beneficial to the users of the Company’s financial statements.

General
19.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
RESPONSE: The Company respectfully advises the Staff that, to date, neither the Company nor anyone authorized to do so on the Company’s behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that there are any written communications, as defined in Rule 405 under the Securities Act, in the future that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of all such written communications.
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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1751.

Sincerely,

/s/ Jared J. Fine, Esq.

Jared J. Fine, Esq.

cc:	Oleg Shchegolev, SEMrush Holdings, Inc.
Dmitry Melnikov, SEMrush Holdings, Inc.
Kenneth J. Gordon, Goodwin Procter LLP